EXHIBIT 99.1

Vox Royalty Highlights Significant Gold Offtake-Stream Exposure to Los Filos Following Key Milestone Announcement

DENVER, CO – June 29, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to provide an update on its gold offtake-stream exposure over the Los Filos gold mine (“Los Filos”) in Guerrero, Mexico, following news announced by Equinox Gold Corp. (“Equinox”). On June 25, 2026, Equinox announced that it signed 20-year land access agreements with all three communities that host its Los Filos operations, enabling Equinox to commence planning for a phased restart of heap leach operations and to advance technical and engineering studies to evaluate expansion opportunities(1). Vox holds a gold offtake-stream covering 50% of gold production from Los Filos, up to a cap of 1,100,000 delivered ounces of which approximately 588,000 ounces are remaining to be delivered. The offtake-stream was acquired in September 2025 as part of the portfolio of assets acquired in the Global Gold Portfolio.

Kyle Floyd, Chief Executive Officer, stated: “The long-term land access agreements at Los Filos are the key de-risking milestone for Equinox’s phased restart and points to a larger and more robust operation. This positive development is another example of the embedded optionality underpinning Vox’s portfolio of streams and royalties. A restart in the coming years has the potential to unlock annual deliveries of up to ~140,000 ounces under Vox’s offtake-stream, based on Equinox’s annual production target of 280,000 ounces at Los Filos.”

Los Filos Mine in Mexico (Source: Equinox website)

1

Los Filos Highlights

Based on Equinox’s news release dated June 25, 2026 (1):

•         Equinox signed 20-year land access agreements with the communities of Carrizalillo, Mezcala and Xochipala that host Los Filos, providing surface access and an overall policy on labour and supply services, and an important foundation for a phased restart and longer-term development(1).

•         Based on a June 30, 2022 estimate, Los Filos contains mineral reserves of 5.4 million ounces of gold, measured and indicated mineral resources of 7.9 million ounces of gold (exclusive of reserves), and inferred mineral resources of 3.2 million ounces of gold, with what Equinox describes as “significant exploration upside”(1).

•         Technical and engineering studies are underway to assess longer-term development options, including construction of a carbon-in-leach (“CIL”) processing facility, potential increases to envisioned CIL mill throughput relative to previous studies, and updated project economics; the 2022 Technical Report used a mineral reserve gold price assumption of US$1,450 per ounce, which Equinox believes presents an opportunity to enhance economics at current metal prices(1).

•         Restart activities include environmental remediation, permitting, workforce rehiring and retraining, and supplier contract negotiations, to be advanced through a phased, de-risking approach.

Gold Offtake-Stream Exposure

Vox’s Los Filos offtake-stream entitles it to purchase 50% of gold production from Los Filos, subject to a cap of 1,100,000 delivered ounces. Approximately 512,000 ounces had been delivered under the contract to prior holders of the offtake rights as of December 31, 2024, leaving approximately 588,000 ounces of remaining delivery capacity. Deliveries to Vox would resume upon, and scale with, a restart and ramp-up of gold production at Los Filos; the timing and quantum of any future deliveries remain subject to Equinox’s restart and development decisions, permitting and other factors.

Qualified Person

Timothy J. Strong, FIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 10 producing and 27 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

2

For further information contact:

Kyle Floyd Chief Executive Officer ir@voxroyalty.com (720) 602-4223	Spencer Cole President and Chief Investment Officer ir@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an "acceptable foreign code". Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

3

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate" "plans", "estimates" or "intends" or stating that certain actions, events or results " may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding the timing and likelihood of a restart of operations and the ramp-up of production at Los Filos, the timing and amount of estimated future production, processing facility construction and expansion studies, updated project economics, exploration potential, and anticipated future gold deliveries under the Company’s offtake stream interests, including the timing, quantum and likelihood of any such deliveries and the remaining delivery capacity under the offtake stream.

4

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC's website at www.sec.gov (as part of Vox's Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

5

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators and none of this information has been independently verified by Vox. As a royalty and offtake-stream investor, Vox has limited, if any, access to the underlying operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Vox’s interests, which often cover less than 100% of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes

(1)     Equinox Gold news release dated June 25, 2026: “Equinox Gold Secures Long-Term Land Access Agreements with All Three Communities at Los Filos Mine, Planning and Technical Work Underway to Support Mine Restart and Annual Production Expansion”:

https://www.equinoxgold.com/news/equinox-gold-secures-long-term-land-access-agreements-with-all-three-communities-at-los-filos-mineplanning-and-technical-work-underway-to-support-mine-restart-and-annual-production-expansion/

6